SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2009 – December 31, 2009) filed with the Tokyo Stock Exchange on Thursday, February 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 4, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director Deputy President & CFO ORIX Corporation

Consolidated Financial Results

April 1, 2009 – December 31, 2009

February 4, 2010

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 92.10 to $1.00, the approximate exchange rate prevailing at December 31, 2009.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2009 to December 31, 2009

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2009 and 2008, and the Year Ended March 31, 2009

(1) Performance Highlights - Operating Results (Unaudited)

						(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation*3	Year-on-Year Change
December 31, 2009	692,024	(11.7%)	31,451	(38.8%)	37,697	164.2%	27,433	105.9%
December 31, 2008	784,153	(4.8%)	51,389	(63.1%)	14,270	(91.9%)	13,323	(89.0%)

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2009	273.70	233.26
December 31, 2008	149.87	146.59

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation – Noncontrolling Interests in Consolidated Financial Statements”), “Net income” was reclassified into “Net Income Attributable to ORIX Corporation,” as of April 1, 2009.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
December 31, 2009	7,958,356	1,276,577	16.0%	11,880.10
March 31, 2009	8,369,736	1,167,530	13.9%	13,059.59

2. Dividends for the Years Ended March 31, 2009 (Unaudited)

Dividends Per Share
March 31, 2009	70.00

3. Forecasts for the Year Ending March 31, 2010 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2010	960,000	(9.0%)	36,000	64.2%	353.30

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x )	No ( )

Addition - None ( )	Exclusion - One company ( ORIX Credit Corporation )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )

2. Other than those above	Yes ( )	No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury shares, was 110,218,802 as of December 31, 2009, and 92,217,067 as of March 31, 2009.

2. The number of treasury shares was 2,763,695 as of December 31, 2009, and 2,816,847 as of March 31, 2009.

3. The average number of shares was 100,228,619 for the nine months ended December 31, 2009, and 88,895,524 for the nine months ended December 31, 2008.

1.	Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Nine Months Ended December 31, 2009

		Fiscal period ended December 31, 2008	Fiscal period ended December 31, 2009	Change	Year on Year Change
Total Revenues	(millions of yen)	784,153	692,024	(92,129)	(12%)
Income before Income Taxes*	(millions of yen)	14,270	37,697	23,427	164%
Net Income Attributable to ORIX Corporation	(millions of yen)	13,323	27,433	14,110	106%
Earnings Per Share (Basic)	(yen)	149.87	273.70	123.83	83%
(Diluted)	(yen)	146.59	233.26	86.67	59%
ROE (Annualized)	(%)	1.5	3.0	1.5	—
ROA (Annualized)	(%)	0.20	0.45	0.25	—

*	Income before income taxes refers to income before income taxes and discontinued operations.

Note 1: ROE is calculated using total shareholders’ equity amounts as reported under the U.S. accounting standards. Net income attributable to ORIX Corporation is equivalent to net income which had been used until the fiscal year ended March 31, 2009.

Economic Environment

The global economy appears to be pulling out of the deep recession, and emerging nations are showing a strong recovery, as shown, for example, by the robust expansion of auto sales in China and India. However, the pace of the global recovery is expected to be gradual, in the face of weak private-sector demand and severe unemployment.

The U.S. showed a positive rate of real GDP growth between July and September for the first time in five quarters. Although consumer spending, assisted by government programs such as incentives for homebuyers and rebate programs for new cars, is returning, unemployment remains high and concerns about a “jobless recovery” are growing.

In Japan, signs of recovery are seen, with the Bank of Japan’s short-term economic survey of enterprises (the Tankan) released in December showing improvements in confidence among large corporations for the third consecutive quarter. However, the risks of deflation and worsening unemployment remain. Corporate financing and capital expenditure continue to stagnate, and sales of large-scale real estate projects remain weak. The cabinet approved the 2010 budget, the largest general accounting expenditure ever at ¥92 trillion and the government is aiming to boost the economy through household budget support measures, yet it remains unknown as to how long will be necessary for a full economic recovery.

Overview of Business Performance (April 1, 2009 to December 31, 2009)

Revenues for the nine-month period ended December 31, 2009 (hereinafter “the third consolidated period”) decreased 12% to ¥692,024 million compared to ¥784,153 million for the same period of the previous fiscal year. Brokerage commissions and net gains (losses) on investment securities returned to profitability due to improvements in domestic and international financial markets, particularly the U.S. equity and bond markets. However, revenues from direct financing leases and interest on loans and investment securities decreased. Especially, interest on loans decreased due to a reduction in the balance of installment loans caused by the stringent selection of new transactions and enhanced collections, a reduction in real estate-related finance and the change in status of ORIX Credit Corporation from a consolidated subsidiary to an equity method affiliate in July 2009. Gains on sales of real estate under operating leases declined compared to the same period of the previous fiscal year due to a decrease in sales of real estate under operating leases as a result of stagnation in the real estate market.

Expenses for the third consolidated period decreased compared to the same period of the previous fiscal year due to a decrease in costs of real estate sales resulting from a decline in write-downs and a decrease in the number of condominiums sold, a decrease in interest expense resulting from a decrease in interest-bearing liabilities, and a decrease in selling, general and administrative expenses due to cost reduction programs.

Equity in net income (loss) of affiliates increased to ¥177 million for the third consolidated period, up from a loss of ¥32,240 million during the same period of the previous fiscal year due to contributions from overseas equity method affiliates, despite a loss recorded in the first quarter of this fiscal year in connection with an affiliate filing for protection under the Corporate Rehabilitation Law. The loss recorded in the same period of the previous fiscal year was due to the write-downs for equity in net income (loss) of affiliates caused by losses stemming from the deteriorated financial conditions and decreases in share prices of equity-method affiliates in Japan.

As a result of foregoing, income before income taxes and discontinued operations for the third consolidated period increased 164% to ¥37,697 million compared to ¥14,270 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 106% to ¥27,433 million from ¥13,323 million during the same period of the previous fiscal year. Results for the third consolidated period are trending steadily at 91% of the fiscal year initial forecast of ¥30,000 million in net income attributable to ORIX Corporation.

Segment Information

Segment profits and losses (Note 2) for the third consolidated period were as follows. The Corporate Financial Services segment recorded increased losses and Maintenance Leasing and Real Estate segments saw a decrease in profits compared to the same period of the previous fiscal year. The Investment Banking segment saw a decrease in losses. The Retail and Overseas Business segments recorded gains in profits.

Note 2:

The Company evaluates performance based on quarterly income before income taxes and discontinued operations as well as results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the third consolidated period is as follows.

Corporate Financial Services Segment

This segment is involved mainly in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues decreased 18% to ¥85,477 million compared to ¥104,584 million in the same period of the previous fiscal year. The average balances of investment in direct financing leases and installment loans decreased 25% compared to the same period of the previous fiscal year resulting from the stringent selection of new transactions and enhanced collections in advance.

Segment expenses decreased compared to the same period of the previous fiscal year resulting from a decline in interest expense and selling, general and administrative expenses. Provisions for doubtful receivables and probable loan losses remained almost flat year on year, however new occurrences of non-performing assets have declined significantly since peaking in the third quarter of the previous fiscal year.

As a result, the segment recorded a loss of ¥10,591 million compared to a loss of ¥2,058 million in the same period of the previous fiscal year.

Segment assets decreased 17% to ¥1,312,109 million compared to March 31, 2009 due to a decline in the balances of direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The maintenance leasing market continues to face a severe operating environment as demand from corporate clients in the automobile leasing business has decreased as part of broader cost reduction efforts and enterprises are decreasing capital expenditures in the rental business. However, the Maintenance Leasing segment has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry leader in terms of market share and providing high value-added services.

Segment revenues were down 5% to ¥167,558 million compared to ¥176,464 million during the same period of the previous fiscal year.

Selling, general and administrative expenses were down as a result of cost reduction programs. However, the decrease in segment expenses was minimal due to increased depreciation. The increase in depreciation was caused by a decrease in residual auto value estimates, reflecting the sluggish secondary auto market.

As a result, segment profits decreased 24% to ¥16,726 million compared to ¥21,904 million in the same period of the previous fiscal year, achieving 67% of the initial fiscal year profit forecast of ¥25,000 million.

Segment assets were down 11% to ¥574,640 million compared to March 31, 2009 due to a decrease in new transactions from weakening demand and the sales of low performing assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The company has restarted new condominium development with thorough market research in an environment with reduced inventories, declining construction costs and fewer competitors. The condominium development business has seen a fall in profits due to a decrease in the number of condominiums delivered from 1,890 units to 1,098 units although write-downs decreased significantly.

The market for office buildings is still facing high vacancy rates with a downward trend in average rental prices. Moreover activity among medium-sized and larger properties remains stagnant. Under these circumstances, gains on sales of real estate under operating leases fell dramatically despite a gain on the sale of a large property recorded in the second quarter of this fiscal year. In addition, revenues and expenses from integrated facilities management services declined as a result of the sale of ORIX Facilities Corporation in March 2009.

As a result, segment revenues were down 28% to ¥145,079 million compared to ¥200,209 million in the same period of the previous fiscal year and segment expenses declined due to a decrease in the number of condominiums sold. Segment profits dropped 73% to ¥10,915 million compared to ¥40,848 million in the same period of the previous fiscal year, and have achieved 55% of the initial fiscal year forecast of ¥20,000 million so far.

Segment assets declined 5% to ¥1,121,841 million compared to March 31, 2009 resulting from the decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

Due to the continued stagnation of the entire real estate-related finance market, non-recourse loans which are mainly made for large scale real estate projects and the CMBS market remain sluggish.

Segment revenues decreased 14% to ¥59,405 million compared to ¥68,977 million in the same period of the previous fiscal year. This is mainly due to a 26% decrease in the average balances of installment loans and investment in securities (including specified bonds issued by SPEs) compared to the same period of the previous fiscal year resulting from a focus on collections and a reduction of new business transactions in the real estate finance business reflecting the above-mentioned business environment.

Provisions for doubtful receivables and probable loan losses were ¥8 billion despite an increase in provisions for non-recourse loans compared to the same period of the previous fiscal year. On the other hand, total segment expenses were down due to a decrease in interest expense and selling, general and administrative expenses.

Equity in net income (loss) of affiliates was a loss due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law in the first quarter of this fiscal year. However, equity in net income (loss) of affiliates has returned to profitability in the third quarter, showing smooth recovery in performance, with the amount of losses decreasing compared to the same period of the previous fiscal year when significant write-downs were recorded.

As a result, the segment recorded a loss of ¥16,520 million compared to a loss of ¥47,301 million in the same period of the previous fiscal year, and the amount of loss has continued to decrease since the third quarter of the previous fiscal year.

Segment assets were down 6% to ¥1,246,423 million compared to March 31, 2009 due to a decrease in the balances of installment loans and investment in securities. Regarding non-performing finance-related assets, real estate collateral from real estate financing has been acquired in some cases in order to maximize collections by capitalizing on ORIX’s real estate value chain, and there is a shift toward a scheme where revenues and risks can be controlled independently.

Retail Segment

This segment consists of the trust and banking business, the life insurance operations, and the securities brokerage and the card loan business operated by an affiliate.

Profits rose in the trust and banking business compared to the same period of the previous fiscal year due to an increase in revenues from installment loans and a decrease in provisions for doubtful receivables and probable loan losses. In order to target future growth, the trust and banking business has diversified its loan portfolio by strengthening its corporate finance operations to complement its mortgage loans to individuals, and has steadily increased its deposit base.

In the life insurance business, insurance-related gains improved due to increased contracts for new products while related investment income improved as a result of improvements in the financial markets compared to the same period of the previous fiscal year.

In the securities brokerage, which is mainly online brokerage, brokerage commissions were down compared to the same period of the previous fiscal year as a result of intensifying competition to reduce commissions.

In the card loan business, a 51% stake of ORIX Credit Corporation was transferred to Sumitomo Mitsui Banking Corporation (SMBC) on July 1, 2009. As a result, a gain on sale of subsidiary was recorded, and subsequent income is recorded as equity in net income (loss) of affiliates.

As a result, segment revenues decreased 16% to ¥117,128 million compared to ¥138,688 million in the same period of the previous fiscal year. However, segment profits are on a stable trend, having increased 77% to ¥19,942 million compared to ¥11,271 million during the same period of the previous fiscal year due to decreased segment expenses, mainly lower life insurance costs and provisions for doubtful receivables and probable loan losses. The initial profit fiscal year forecast of ¥20,000 million has nearly been achieved.

Segment assets were down 4% to ¥1,485,195 million compared to March 31, 2009 due to a significant decrease in the balance of installment loans from the card loan business, although investment in affiliates and securities increased.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Segment revenues were up 8% to ¥135,446 million compared to ¥125,529 million in the same period of the previous fiscal year. In the U.S., net gains on investment securities increased significantly as the bond and equity markets have recovered. However, revenues from installment loans were down due to decreases in the balance of installment loans in addition to lower market interest rates. Furthermore, revenues from operating leases and direct financing leases decreased due to such factors as a 24% decline in the average balances of investments in operating leases and direct financing leases in Asia and Oceania compared to the same period of the previous fiscal year.

In the U.S., provisions for doubtful receivables and probable loan losses increased but are within the assumed scope. Segment expenses decreased primarily due to a decrease in the average balance of interest bearing debt, in addition to a lower market interest rate.

As a result, segment profits increased 2.4 times to ¥28,925 million compared to ¥11,913 million in the same period of the previous fiscal year. This has significantly eclipsed the initial fiscal year profit forecast of ¥15,000 million.

Segment assets decreased 8% to ¥875,109 million compared to March 31, 2009. Investment in securities increased primarily in the U.S., however there was an overall decrease in segment assets as installment loans and investments in direct financing and operating leases decreased due to the cautious stance toward new transactions and the foreign exchange effects of an appreciated yen.

2.	Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal period ended December 31, 2009	Fiscal year ended March 31, 2009	Change	Year on Year Change
Total Assets	(millions of yen)	7,958,356	8,369,736	(411,380)	(5%)
(Segment Assets)		6,615,317	7,232,671	(617,354)	(9%)
Total Liabilities	(millions of yen)	6,636,873	7,158,743	(521,870)	(7%)
(Long-and Short-term Debt)		4,667,761	5,252,012	(584,251)	(11%)
(Deposits)		806,995	667,627	139,368	21%
Shareholders’ Equity	(millions of yen)	1,276,577	1,167,530	109,047	9%
Shareholders’ Equity Per Share	(yen)	11,880.10	13,059.59	(1,179.49)	(9%)

Total assets decreased 5% to ¥7,958,356 million from ¥8,369,736 million on March 31, 2009. Investment in operating leases increased due to the acquisition of real estate under operating leases and investment in securities also increased due to purchase of debt securities mainly in the Retail segment. However, installment loans and investment in direct financing leases decreased due to the stringent selection of new transactions and a focus on collections. In addition, installment loans decreased and investment in affiliates increased as a result of the change in status of ORIX Credit Corporation from consolidated subsidiary to equity method affiliate. Furthermore, segment assets were down 9% to ¥6,615,317 million compared to March 31, 2009.

Long- and short-term debt levels have decreased compared to March 31, 2009 as a result of continued reductions in interest-bearing liabilities. However, deposits have increased compared to March 31, 2009 in accordance with business expansion into corporate lending in the trust and banking business.

Shareholders’ equity increased 9% to ¥1,276,577 million compared to March 31, 2009. The financial base was strengthened as a result of ¥83 billion of capital raised through the issuance of new shares in July 2009.

Summary of Cash Flows

Cash and cash equivalents increased by ¥220,825 million to ¥680,794 million compared to March 31, 2009.

Cash flows from operating activities provided ¥99,049 million in the third consolidated period, having provided ¥185,355 million in the same period of the previous fiscal year, as a result of the increase in trading securities compared to the same period of the previous fiscal year and adjustment of net income such as depreciation and amortization and provision for doubtful receivables and probable loan losses, despite an increase in net income compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥396,220 million during the third consolidated period, having used ¥16,158 million in the same period of the previous fiscal year, due to decreases in purchases of lease equipment and installment loans made to customers reflecting a policy of stringent selection of new transactions, and due to return of investments in connection to sale of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥276,376 million during the third consolidated period, having used ¥94,151 million during the same period of the previous fiscal year, due to reduction of interest-bearing debt to fortify financial stability, despite fundraising through the issuance of new shares.

Cash balance has increased and cash management is stable resulting from operating and investing activities providing cash inflows.

3.	Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2010

Chiefly due to strong performance in the Overseas Business Segment, forecast of net income attributable to ORIX Corporation for the fiscal year ending March 31, 2010 is expected to exceed the initial fiscal year forecast of ¥30 billion (up 36.8% year on year) by approximately 20%.

Segment profit forecasts for the fiscal year 2010 are as follows. (“Segment profit [Initial forecast]” below does not differ from the “outlook and forecasts for the fiscal year ending March 31, 2010” appearing in the Consolidated Financial Results for the fiscal year ended March 31, 2009.)

Segment	Segment Profit [Initial forecast]	Forecast for the fiscal year ending March 31, 2010
Corporate Financial Services	(¥10.0 Billion)	Decrease in segment assets due to the tightening of credit and increased collections. New occurrences of non-performing assets are near stable level. Collections are progressing swiftly, and provisions are expected to decrease in the second half of this fiscal year. New business opportunities will be presented in the changing environment.

Maintenance Leasing	¥25.0 Billion	Slackening revenues due to deterioration in the economy; however, management will aim for improvement in profitability by controlling maintenance expenses and through cost reduction programs.

Real Estate	¥20.0 Billion	Although the number of condominiums sold is expected to decrease, write-downs have decreased considerably, and the trend will continue for the second half of this fiscal year. Gains on sales expected to decrease due to the stagnated real estate market.

Investment Banking	(¥15.0 Billion)	Decrease in revenues resulting from declining asset levels due to enhanced collections and curbing new non-recourse loan transactions. Provisions for the second half have been incorporated in the forecast, although it may exceed the first half result depending on business environment. Loss was recorded for JOINT CORPORATION, however the absence of impairment and losses from DAIKYO and Fuji Fire and Marine are expected to result in lower segment losses compared to the previous year.

Retail	¥20.0 Billion	Asset levels in the trust and banking business have steadily increased. Improvement in life insurance related investment income expected to continue for the second half of this fiscal year. Gains on the sale of ORIX Credit shares were recorded during the second quarter, and going forward ORIX Credit will be recognized under equity in net income (loss) of affiliates. Segment profits are forecasted to improve significantly compared to the previous fiscal year as the capital gains resulting from share exchange for the purpose of merging securities subsidiaries (¥9 billion) will be recognized in the fourth quarter.

Overseas Business	¥15.0 Billion	Overall decrease in assets due to tightening of credit. Provisions are forecasted to increase in the U.S., while remaining flat in Asia for the second half of this fiscal year. Segment profits expected to trend favorably due to realized gain on investment securities in the U.S. in line with overall market recovery and profit contributions from principal investments in Asia.

The above-mentioned segment profits include income before income taxes and discontinued operations as well as results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on reasonable assumptions, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to estimate figures, such as earnings forecasts. For this reason, we do not give quarterly forecast guidance.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk

Factors” in the annual report Form 20-F filed with the U.S. Securities and Exchange Commission.

4.	Others

(1) Changes in Significant Consolidated Subsidiaries

The Company transferred a majority of its shares in ORIX Credit Corporation, and thus ORIX Credit Corporation was shifted from consolidated subsidiary to equity method affiliate of the Company.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2009, the Company and its subsidiaries adopted the FASB Accounting Standards Codification (ASC) 805 (“Business Combinations”), which is a replacement of FASB Statement No. 141 (revised 2007) (“Business Combinations”). This Codification requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition) and requires expensing of acquisition-related transaction and restructuring costs among other things.

Effective April 1, 2009, the Company and its subsidiaries also adopted ASC 810-10-65-1 (“Consolidation–Noncontrolling Interests in Consolidated Financial Statements”), which is a replacement of FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51”). This Codification Section requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Codification Section, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. Pursuant to this Codification section, noncontrolling interests which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified.

Effective April 1, 2009, the Company also adopted ASC 815-40 (“Derivatives and Hedging–Contracts in Entity’s Own Equity”), which is a replacement of EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” ASC 815-40 amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) should be bifurcated. A certain convertible note issued by the Company meets the criteria of the Codification Section and needs to bifurcate its convertible rights as derivative. As a result of adoption, the Company made certain reclassification adjustments to retained earnings at the beginning of this fiscal year.

Effective for the interim period ended September 30, 2009, the Company and its subsidiaries also adopted ASC

105 (“Generally Accepted Accounting Principles”), which is a replacement of FASB No.168 (“FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles–a replacement of FASB Statement No. 162”). Except for rules and interpretive releases of the Securities and Exchange Commission (SEC) for SEC registrants, the Codification became the single source of authoritative U.S. generally accepted accounting principles. Under this Codification, all GAAP references were updated from conventional statements.

(1) Condensed Consolidated Balance Sheets

(As of December 31, 2009 and March 31, 2009)

(Unaudited)

	(millions of yen, millions of US$)

	December 31, 2009	March 31, 2009	U.S. dollars December 31, 2009
Assets

Cash and Cash Equivalents	680,794	459,969	7,392
Restricted Cash	143,435	128,056	1,557
Time Deposits	760	680	8
Investment in Direct Financing Leases	791,766	914,444	8,597
Installment Loans	2,618,561	3,304,101	28,432
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(157,067)	(158,544)	(1,705)
Investment in Operating Leases	1,277,316	1,226,624	13,869
Investment in Securities	1,013,090	926,140	11,000
Other Operating Assets	186,851	189,560	2,029
Investment in Affiliates	373,572	264,695	4,056
Other Receivables	227,817	228,581	2,474
Inventories	159,460	197,960	1,731
Prepaid Expenses	34,959	34,571	380
Office Facilities	89,060	86,945	967
Other Assets	517,982	565,954	5,623

Total Assets	7,958,356	8,369,736	86,410

Liabilities and Equity

Short-Term Debt	735,034	798,167	7,981
Deposits	806,995	667,627	8,762
Trade Notes, Accounts Payable and Other Liabilities	334,747	370,310	3,635
Accrued Expenses	92,700	96,662	1,007
Policy Liabilities	409,481	442,884	4,446
Current and Deferred Income Taxes	151,507	160,358	1,645
Security Deposits	173,682	168,890	1,886
Long-Term Debt	3,932,727	4,453,845	42,700

Total Liabilities	6,636,873	7,158,743	72,062

Redeemable Noncontrolling Interests	25,841	25,396	280

Commitments and Contingent Liabilities

Common Stock	143,899	102,216	1,562
Additional Paid-in Capital	178,925	136,313	1,943
Retained Earnings	1,094,495	1,071,919	11,884
Accumulated Other Comprehensive Income (Loss)	(91,182)	(92,384)	(990)
Treasury Stock, at Cost	(49,560)	(50,534)	(538)

Total ORIX Corporation Shareholders’ Equity	1,276,577	1,167,530	13,861

Noncontrolling Interests	19,065	18,067	207

Total Equity	1,295,642	1,185,597	14,068

Total Liabilities and Equity	7,958,356	8,369,736	86,410

		December 31, 2009	March 31, 2009	U.S. dollars December 31, 2009
Note:	Accumulated Other Comprehensive Income (Loss)
	Net unrealized gains (losses) on investment in securities	6,830	(5,615)	74
	Defined benefit pension plans	(15,609)	(16,221)	(169)
	Foreign currency translation adjustments	(82,109)	(71,791)	(892)
	Net unrealized gains (losses) on derivative instruments	(294)	1,243	(3)

		(91,182)	(92,384)	(990)

Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation–Noncontrolling Interests in Consolidated Financial Statements”), noncontrolling interests, which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and prior period amounts have been reclassified.

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2008 and 2009)

(Unaudited)

(millions of yen, millions of US$)

	Nine Months Ended December 31, 2008	Period -over- period (%)	Nine Months Ended December 31, 2009	Period -over- period (%)	U.S. dollars Nine Months Ended December 31, 2009
Total Revenues:	784,153	95	692,024	88	7,514

Direct financing leases	49,733	87	37,824	76	411
Operating leases	213,489	101	208,521	98	2,264
Interest on loans and investment securities	152,556	90	102,967	67	1,118
Brokerage commissions and net gains (losses) on investment securities	(8,160)	—	12,315	—	134
Life insurance premiums and related investment income	88,440	95	83,965	95	912
Real estate sales	46,943	80	35,613	76	387
Gains on sales of real estate under operating leases	18,562	211	2,310	12	25
Other operating revenues	222,590	108	208,509	94	2,263

Total Expenses:	732,764	107	660,573	90	7,172

Interest expense	79,503	102	63,332	80	688
Costs of operating leases	145,524	107	145,047	100	1,575
Life insurance costs	77,470	96	67,183	87	729
Costs of real estate sales	53,621	104	34,881	65	379
Other operating expenses	126,927	110	109,208	86	1,186
Selling, general and administrative expenses	188,149	97	177,023	94	1,922
Provision for doubtful receivables and probable loan losses	50,327	221	48,813	97	530
Write-downs of long-lived assets	1,596	—	3,470	217	38
Write-downs of securities	10,442	195	10,279	98	112
Foreign currency transaction loss (gain), net	(795)	—	1,337	—	13

Operating Income	51,389	37	31,451	61	342

Equity in Net Income (Loss) of Affiliates	(32,240)	—	177	—	2
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	(4,879)	—	6,069	—	65

Income before Income Taxes and Discontinued Operations	14,270	8	37,697	264	409

Provision for Income Taxes	11,723	16	15,667	134	170

Income from Continuing Operations	2,547	2	22,030	865	239

Discontinued Operations:
Income from discontinued operations, net	20,208		11,897		129
Provision for income taxes	(8,298)		(4,086)		(44)

Discontinued operations, net of applicable tax effect	11,910	63	7,811	66	85

Net Income	14,457	12	29,841	206	324

Net Income Attributable to the Noncontrolling Interests	925	45	566	61	6

Net Income Attributable to the Redeemable Noncontrolling Interests	209	15	1,842	881	20

Net Income Attributable to ORIX Corporation	13,323	11	27,433	206	298

Note:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements: Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), presentation of condensed consolidated statements of income is reclassified. This statement’s presentation and disclosure requirements are to be applied retrospectively.

(3) Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2008 and 2009)

(Unaudited)

		(millions of yen, millions of US$)

	Nine Months Ended December 31, 2008	Nine Months Ended December 31, 2009	U.S. dollars Nine Months Ended December 31, 2009

Cash Flows from Operating Activities:
Net income	14,457	29,841	324
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	140,550	126,945	1,378
Provision for doubtful receivables and probable loan losses	50,327	48,813	530
Decrease in policy liabilities	(30,941)	(33,403)	(363)
(Gains) losses from securitization transactions	188	(95)	(1)
Equity in net (income) loss of affiliates (excluding interest on loans)	32,240	1,027	11
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	4,879	(6,069)	(65)
Gains on sales of available-for-sale securities	(1,806)	(5,128)	(56)
Gains on sales of real estate under operating leases	(18,562)	(2,310)	(25)
Gains on sales of operating lease assets other than real estate	(6,010)	(5,632)	(61)
Write-downs of long-lived assets	1,596	3,470	38
Write-downs of securities	10,442	10,279	112
Decrease in restricted cash	14,460	931	10
Decrease in loans held for sale	20,543	1,052	11
Decrease (increase) in trading securities	15,361	(29,363)	(319)
Decrease in inventories	10,776	24,866	270
Increase in prepaid expenses	(5,109)	(370)	(4)
Decrease in accrued expenses	(23,386)	(2,069)	(22)
Increase (decrease) in security deposits	3,183	(1,392)	(15)
Other, net	(47,833)	(62,344)	(677)

Net cash provided by operating activities	185,355	99,049	1,076

Cash Flows from Investing Activities:
Purchases of lease equipment	(693,330)	(276,722)	(3,005)
Principal payments received under direct financing leases	332,984	257,496	2,796
Net proceeds from securitization of lease receivables, loan receivables and securities	34,341	18,183	197
Installment loans made to customers	(855,491)	(445,595)	(4,838)
Principal collected on installment loans	1,091,457	703,797	7,642
Proceeds from sales of operating lease assets	127,906	90,951	988
Investment in affiliates, net	(6,257)	(11,044)	(120)
Proceeds from sales of investment in affiliates	1,933	12,530	136
Purchases of available-for-sale securities	(228,978)	(286,432)	(3,110)
Proceeds from sales of available-for-sale securities	169,520	143,984	1,563
Proceeds from redemption of available-for-sale securities	102,141	101,671	1,104
Purchases of held-to-maturity securities	—	(43,748)	(475)
Purchases of other securities	(68,299)	(10,384)	(113)
Proceeds from sales of other securities	24,584	19,646	213
Purchases of other operating assets	(11,636)	(3,234)	(35)
Acquisitions of subsidiaries, net of cash acquired	(4,243)	(10,218)	(111)
Sales of subsidiaries, net of cash disposed	28	126,721	1,376
Other, net	(32,818)	8,618	94

Net cash provided by (used in) investing activities	(16,158)	396,220	4,302

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(283,673)	(54,548)	(592)
Proceeds from debt with maturities longer than three months	1,877,135	734,902	7,979
Repayment of debt with maturities longer than three months	(1,776,171)	(1,195,556)	(12,981)
Net increase in deposits due to customers	127,578	139,477	1,514
Issuance of common stock	217	83,036	902
Dividends paid	(23,529)	(6,261)	(68)
Net increase in call money	13,500	21,600	234
Acquisition of treasury stock	(29,294)	(2)	0
Other, net	86	976	11

Net cash used in financing activities	(94,151)	(276,376)	(3,001)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,261)	1,932	21

Net increase in Cash and Cash Equivalents	67,785	220,825	2,398
Cash and Cash Equivalents at Beginning of Year	320,655	459,969	4,994

Cash and Cash Equivalents at End of Period	388,440	680,794	7,392

(4) Assumptions for Going Concern

Not applicable.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen, millions of US$)

	Nine Months Ended December 31, 2008		Nine Months Ended December 31, 2009		U.S. dollars Nine Months Ended December 31, 2009		March 31, 2009	December 31, 2009	U.S. dollars December 31, 2009
	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	104,584	(2,058)	85,477	(10,591)	928	(115)	1,583,571	1,312,109	14,247
Maintenance Leasing	176,464	21,904	167,558	16,726	1,819	182	648,314	574,640	6,239
Real Estate	200,209	40,848	145,079	10,915	1,575	119	1,175,437	1,121,841	12,181
Investment Banking	68,977	(47,301)	59,405	(16,520)	645	(179)	1,321,491	1,246,423	13,533
Retail	138,688	11,271	117,128	19,942	1,272	217	1,554,006	1,485,195	16,126
Overseas Business	125,529	11,913	135,446	28,925	1,471	312	949,852	875,109	9,502

Segment Total	814,451	36,577	710,093	49,397	7,710	536	7,232,671	6,615,317	71,828

Difference between Segment Total and Consolidated Amounts	(30,298)	(22,307)	(18,069)	(11,700)	(196)	(127)	1,137,065	1,343,039	14,582

Consolidated Amounts	784,153	14,270	692,024	37,697	7,514	409	8,369,736	7,958,356	86,410

Note:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, net income attributable to the noncontrolling interests, before applicable tax effect. Tax expenses are not included in segment profits.

2. Geographic Information

	(millions of yen, millions of US$)

	Nine Months Ended December 31, 2008
	Japan	America*1	Other*2	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	704,333	49,119	66,925	(36,224)	784,153
Income (Losses) before Income Taxes*3	21,476	(322)	13,324	(20,208)	14,270

	Nine Months Ended December 31, 2009
	Japan	America*1	Other*2	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	584,763	70,507	60,388	(23,634)	692,024
Income before Income Taxes* 3	21,200	12,674	15,720	(11,897)	37,697

	U.S. dollars Nine Months Ended December 31, 2009
	Japan	America*1	Other*2	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	6,349	766	656	(257)	7,514
Income before Income Taxes* 3	230	138	171	(130)	409

Note: Results of discontinued operations are included in each amount attributed to each geographic area.

Note*1: Mainly United States

Note*2: Mainly Asia, Europe, Oceania and Middle East

Note*3: Income before income taxes refers to income before income taxes and discontinued operations.

3. Overseas Revenues

							(millions of yen, millions of US$)

							U.S. dollars
	Nine Months Ended December 31, 2008			Nine Months Ended December 31, 2009			Nine Months Ended December 31, 2009
	America*1	Other*2	Total	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	47,565	78,379	125,944	67,455	69,539	136,994	732	755	1,487
Consolidated Revenues			784,153			692,024			7,514
The Rate of the Overseas Revenues to Consolidated Revenues	6.1%	10.0%	16.1%	9.7%	10.1%	19.8%	9.7%	10.1%	19.8%

Note: Results of discontinued operations are not included in “Overseas Revenues.”

Note*1: Mainly United States

Note*2: Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

On July 21, 2009, the Company issued 18,000,000 shares of common stock by way of primary Japanese public offering and international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million and ¥41,347 million, respectively, compared to June 30, 2009.

(7) Subsequent Event

There is no corresponding item.